UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/01/20___ AND ENDING ___09/30/21___

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Zanbato Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

711/715 N. Shoreline Blvd.

(No. and Street)

Mountain View	CA	94043
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory L. Wright	(201) 747-6223	greg@zanbato.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP

(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Knut Nicolai Sand, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Zanbato Securities LLC, as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: [signature]

Title:
CEO

SEE ATTACHED
NOTARIAL CERTIFICATE

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of santa clara

MICHELLE J. PARK
Notary Public - California
Santa Clara County
Commission # 2306812
My Comm. Expires Oct 22, 2023

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 15th (*Date*) day of December (*Month*), 20 21 (*Year*), by

(1) Knut Nicolai Sand

(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Signature [signature]
Signature of Notary Public



OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ **Document Date:** ______

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______




Zanbato Securities LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934 and
Regulation 1.10 under the
Commodity Exchange Act
September 30, 2021

Zanbato Securities LLC
Index
September 30, 2021

Page(s)

Report of Independent Registered Public Accounting Firm... 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–5

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Zanbato Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zanbato Securities LLC (the "Company") as of September 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
December 17, 2021



Zanbato Securities LLC

Statement of Financial Condition
September 30, 2021

Assets

Cash	$ 4,800,173
Accounts receivable, net	2,628,384
Prepaid expenses and other assets	19,554
Total assets	$ 7,448,111

Liabilities and Member's Equity

Liabilities

Commission payable	$ 4,512,715
Accrued expenses	181,443
Total liabilities	4,694,158
Member's equity	2,753,953
Total liabilities and member's equity	$ 7,448,111

See accompanying notes to the statement of financial condition.

Zanbato Securities LLC

Notes to Statement of Financial Condition
September 30, 2021

1. **Organization and Business**

   Zanbato Securities LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Zanbato Holding Company LLC and an indirect subsidiary of Zanbato Inc. (the "Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

   The Company's operations include acting as an agent to match buyers and sellers of privately-held securities through an alternative trading system maintained by the Ultimate Parent, investment banking services including advisory services, private placement of securities, and referral of investors into hedge funds.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation and Use of Estimates
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue Recognition from Contracts with Customers
   The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company follows a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   Cash
   All cash deposits are held by multiple financial institutions and therefore are subject to the credit risks at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits

Zanbato Securities LLC

Notes to Statement of Financial Condition
September 30, 2021

2. **Summary of Significant Accounting Policies (continued)**

Recently Adopted Accounting Pronouncement
In June 2016, the Financial Accounting Standard Board (the "FASB") issued ASU 2016-13, Accounting for Financial Instruments -– Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all current expected credit losses ("CECL") for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and replaces the "incurred loss" methodology. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. Effective October 1, 2020, the Company's adoption of ASU 2016-13 did not have any impact to the opening member's equity balance

Accounts Receivable
The Company's accounts receivable, which primarily consist of balances due from customers for commission and fee income, are carried at amortized cost less the allowance for credit losses. The credit risk associated with receivables is that any customers with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables is not significant until it is past due based on the arrangement and expectation of collection in accordance with industry standards. The Company records an estimated allowance for credit loss for any balances that are deemed to be uncollectible. Management monitors the credit risk of customers, including historical experience, current conditions, reasonable assurance, and supportable forecasts to determine expected credit loss. As of September 30, 2021, accounts receivable in the statement of financial condition is stated net of an allowance for credit losses of $5,790.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At September 30, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Zanbato Securities LLC

Notes to Statement of Financial Condition
September 30, 2021

3. **Transactions with related parties**

The Company has entered into an Expense Sharing Agreement ("ESA") with its Ultimate Parent whereby the Ultimate Parent provides office support services, information and marketing support services, employee compensation, payroll taxes and benefits, general consulting services and others at no charge to the Company. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. The value of such services provided by the Ultimate Parent was approximately $5,400,000. The Ultimate Parent does not charge these expenses to the Company and does not intend to seek reimbursement of such expenses.

As of September 30, 2021, included in accrued expenses was $7,280 payable to the Ultimate Parent, $6,392 of which was for regulatory fees that were paid by the Ultimate Parent on the Company's behalf.

4. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and is also subject to the net capital requirements of the CFTC Regulation 1.17 and the requirements of the NFA. At September 30, 2021, the Company had net capital of $1,797,158 which exceeded the required net capital by $1,484,214.

5. **Indemnifications**

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

6. **Subsequent Events**

The Company had evaluated events or transactions that may have occurred since October 1, 2021 through December 17, 2021. In October and November of 2021, the Company made total capital distributions totaling $3,590,012 to its Ultimate Parent. There were no other material subsequent events that would require disclosure in the Company's financial statement.